767 Fifth Avenue New York, NY
10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

June 4, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	AltC Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 7, 2021
File No. 333-254263

Ladies and Gentlemen:

On behalf of our client, AltC Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 14, 2021, relating to the Registration Statement on Form S-1 of the Company (File No. 333-254263) (the “Registration Statement”) filed with the Commission on May 7, 2021. We are concurrently filing via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. The changes reflected in Amendment No. 2 include other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 64

1.	In the table, please revise to present the correct amounts for “Proceeds after estimated offering expenses,” “Held in trust account,” and “Not held in trust account” that coincide with your revised offering.

Securities and Exchange Commission

June 4, 2021

The Company acknowledges the Staff’s comment and has revised the disclosure on page 64 accordingly.

Dilution, page 68

2.	It appears that footnote (1) on page 69 should reference $14,000,000 instead of $17,500,000 of deferred underwriting commissions. Please revise or advise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 68 accordingly.

Principal Stockholders, page 119

3.	You state on page 119 and throughout that, upon the completion of this offering, your initial stockholders will beneficially own 20.0% of the then issued and outstanding shares of your common stock. We note the revised principal stockholders table indicates that your sponsor and Michael Klein will own 22% of your outstanding common shares after the offering. Please tell us the basis for this discrepancy or revise, as appropriate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that references to 20% are exclusive of the private placement shares and references to 22% are inclusive of the private placement shares. The Company respectfully advises the Staff that it revised the disclosure on page 120 and throughout to accurately describe the distinction.

Statement of Operations, page F-4

4.	Please update the number of weighted average shares outstanding and related footnote (1) disclosure to reflect both the pending surrender of 17,250,000 Class B shares and forfeiture of an additional 1,500,000 shares in connection with your offering. Similar concerns apply with respect to footnote (1) of the Balance Sheets on page F-3 and the Statements of Changes in Stockholder’s Equity on page F-5.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-3 – F-5 accordingly.

Exhibit 23.1, page II-5

5.	We note that the auditor’s consent makes reference to the audit of your financial statements as of and through March 31, 2021 instead of March 4, 2021. Please revise.

The Company acknowledges the Staff’s comment and has filed a revised exhibit 23.1.

Securities and Exchange Commission

June 4, 2021

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Please contact the undersigned at (212) 310-8744 if you have any questions or need further information.

Sincerely yours,

/s/ Barbra J. Broudy

Barbra J. Broudy

cc:	Jay Taragin
Chief Financial Officer
AltC Acquisition Corp.